# Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

CAREMINDr Corporation
15466 Los Gatos Blvd. #109-141
Los Gatos, CA 95032
www.CAREMINDr.com

Up to $999,999.00 in Non-Voting Common Stock at $1.48
Minimum Target Amount: $9,998.88

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

## Company:

**Company:** CAREMINDr Corporation
**Address:** 15466 Los Gatos Blvd. #109-141, Los Gatos, CA 95032
**State of Incorporation:** DE
**Date Incorporated:** September 27, 2017

## Terms:

**Equity**

**Offering Minimum:** $9,998.88 | 6,756 shares of Non-Voting Common Stock
**Offering Maximum:** $999,999.00 | 675,675 shares of Non-Voting Common Stock
**Type of Security Offered:** Non-Voting Common Stock
**Purchase Price of Security Offered:** $1.48
**Minimum Investment Amount (per investor):** $298.96

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

**Investment Incentives**

<u>Time-Based</u>

Super Early Bird Bonus

Invest within the first 7 days and receive 20% bonus shares

Early Bird Bonus

Invest within the first 30 days and receive 10% bonus shares

<u>Amount-Based</u>

$500+ | Tier I

5% Bonus Shares.

$1,000+ | Tier II

15% bonus shares.

$2,500+ | Tier III

25% bonus shares.

**All perks occur when the offering is completed.*

**The 10% StartEngine Owners' Bonus**

CAREMINDr will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Non-Voting Common Stock at $1.48 / share, you will receive 110 shares of Non-Voting Common Stock, meaning you'll own 110 shares for $148. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

## The Company and its Business

*Company Overview*

CAREMINDr is a digital care company delivering the capabilty for patients to receive "digital housecalls" from their doctor in a convenient, private way that fits the pateint's schedule. This is especially helpful for paitents who have conditions that last for a while, like diabetes, high blood pressure, asthma, depression, or pregnancy.

CAREMINDr does this by delivering a cloud-based platform to primary care clinics that enhance the quality of care they provide to their patients and at a lower cost than non-tech approaches. These clinics are our clients.

Each patient connects to their clinic by using a CAREMINDr mobile app that is customized to their docor's office. There is no cost to the patient for the app.

Our primary market is the Federal Community Health Center system: the largest primary care provider program in the country. It consists of 1,400 independent, locally-governed non-profit Clinics, which operate about 14,000 care delivery sites. These health centers serve 30 milion patients each year.

We have been in this market since March 2021. Currently we have 30 Health Centers as clients, they serve over 500,000 patients each year. Our programs are now rolling out to over 40,000 of these patients.

This Offering will enable us to expand our sales and customer support efforts, and take on selling to all of the 1,400 Clinics.

Prior to entering the Community Health Center market CAREMINDr provided mobile enabled remote patient monitoring services under the 2016 billing guidelines of the Chronic Care Managment program. These were contracted by individual doctors and independent medical groups. This proved to be a slow-growing opportunity, especially when the pandemic disrupted normal business operations. As of 2021 we no longer offer these services and do not sell to this segment of the healthcare market.

The company has filed for 10 patents, 5 of which have been published.

CAREMINDr is a privately held C-Corp formed on September 27, 2017 in the state of Delaware.

*Competitors and Industry*

We address the Federal Community Health Center system, the largest primary care delivery system in the U.S.

It is massively base-funded by Federal and State governments (over $12B in 2021) and is over 55 years old.

However, it has been virtually inaccessible to traditional sales approaches by technology vendors because the system is comprised of 1,400 independent locally-governed sites, mostly located in poor neighborhoods or rural / tribal small towns.

In 2021 the widespread adoption of zoom meetings as an acceptable business practice created an efficient channel for marketing to each Health Center in the system.

To date, CAREMINDr is the only vendor that is agressively marketing a broad-application remote care platform. For now, there is no apparent competitor for the types of disruptively innovative solution we offer. While there are other telehealth companies, they work primarily in employer based centers, not federal community health center system.

*Current Stage and Roadmap*

CAREMINDr is fully operational at an early-stage level.

We have all the functional areas of a technology company staffed, but with minimal staffing.

Our future roadmap first focuses on expanding from our current base of 30 Health Center clients by increasing the Sales and Customer support teams. We plan on hiring additional sales and customer support team members in the summer of 2022 by leveraging our exisiting network of clients. The first region that we plan to target is the Great Lakes Region.

The focus will then expand to regional, on approximately 650 of the system members.

We will continue to evolve our technology adding a few additional programmnig resources, either as full-time employees or as project-based experts throughout our future, but plan to do so in late summer 2022.

## The Team

### Officers and Directors

**Name:** Harry Soza

Harry Soza's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President, CEO & Director
  **Dates of Service:** September 27, 2017 - Present
  **Responsibilities:** Oversee the day to day management of the company and strategic initiatives. Harry's compensation is $2000 a month plus existing equity ownership.

**Name:** Daniel P. White

Daniel P. White's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Financial Officer, Secretary, Treasurer & Director
  **Dates of Service:** September 27, 2017 - Present
  **Responsibilities:** Management of Finance, Accounting and Legal

Other business experience in the past three years:

- **Employer:** Airgard Inc.
  **Title:** Member of the Board of Directors
  **Dates of Service:** May 25, 2012 - Present
  **Responsibilities:** Participate in Board Meetings, represent interests of Shareholders

Other business experience in the past three years:

- **Employer:** Airgard Inc.
  **Title:** CEO

**Dates of Service:** May 25, 2012 - August 31, 2021
**Responsibilities:** Management

**Name:** Randall Coatney

Randall Coatney's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Operating Officer & Director
  **Dates of Service:** September 27, 2017 - Present
  **Responsibilities:** Operations and Contracts

Other business experience in the past three years:

- **Employer:** The DataSol Group Inc
  **Title:** CEO
  **Dates of Service:** October 20, 1996 - Present
  **Responsibilities:** Management

## Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

*Uncertain Risk*
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the non-voting Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

*Our business projections are only projections*

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

*Any valuation at this stage is difficult to assess*
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

*The transferability of the Securities you are buying is limited*
Any non-voting Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

*Your investment could be illiquid for a long time*
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

*Management Discretion as to Use of Proceeds*
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

*Projections: Forward Looking Information*
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

*The amount raised in this offering may include investments from company insiders or immediate family members*
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

*Minority Holder; Securities with No Voting Rights*
The non-voting Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

*You are trusting that management will make the best decision for the company*
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

*This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.*
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

*Our new product could fail to achieve the sales projections we expected*
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

*We are an early stage company and have not yet generated any profits*
CAREMINDr Corporation was formed on September 27, 2017. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in

operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. CAREMINDr Corporation has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

*We are an early stage company and have limited revenue and operating history*
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that CAREMINDr's Care Management Platform and App is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

*We have existing patents that we might not be able to protect properly*
One of the Company's most valuable assets is its intellectual property. The Company's owns 10 trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

*We have pending patent approval's that might be vulnerable*
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

*Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective*
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential

revenue stream for the Company.

*The cost of enforcing our trademarks and copyrights could prevent us from enforcing them*

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

*The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business*

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

*We rely on third parties to provide services essential to the success of our business*

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

*The Company is vulnerable to hackers and cyber-attacks*

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on CAREMINDr or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on CAREMINDr could harm our reputation and materially negatively impact our financial condition and business.

## Ownership and Capital Structure; Rights of the Securities

### Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

| Stockholder Name | Number of Securities Owned | Type of Security Owned | Percentage |
|---|---|---|---|
| SOZA 2002 REVOCABLE TRUST (Harry Soza) | 180,000 | Non-Voting Common Stock | 40.5% |
| SOZA 2002 REVOCABLE TRUST (Harry Soza) | 4,860,000 | Voting Common Stock | |
| Randall Coatney | 200,000 | Non-Voting Common Stock | 29.3% |
| Randall Coatney | 3,520,000 | Voting Common Stock | |
| Daniel P. White | 200,000 | Non-Voting Common Stock | 29.3% |
| Daniel P. White | 3,520,000 | Voting Common Stock | |

## The Company's Securities

The Company has authorized S.A.F.E. Notes - 20% / $5M Max Cap, S.A.F.E. Note - 20% / $20M Max Cap, Non-Voting Common Stock, Voting Common Stock, and S.A.F.E. Notes - 20% / $10M Max Cap. As part of the Regulation Crowdfunding raise, the Company will be offering up to 675,675 of Non-Voting Common Stock.

***S.A.F.E. Notes - 20% / $5M Max Cap***

The security will convert into Non-voting common stock and the terms of the S.A.F.E. Notes - 20% / $5M Max Cap are outlined below:

**Amount outstanding:** $1,270,000.00
**Maturity Date:** January 01, 2030
**Interest Rate:** 0.0%
**Discount Rate:** 20.0%
**Valuation Cap:** $5,000,000.00
**Conversion Trigger:** Significant priced financing, generally understood to be at least $2M (see material terms below for additional information)

*Material Rights*

If they have not previously converted: the S.A.F.E.notes

will convert as part of a liquidity transaction.

Conversion Trigger definition: A bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed pre-money valuation.

*S.A.F.E. Note - 20% / $20M Max Cap*

The security will convert into Non-voting common stock and the terms of the S.A.F.E. Note - 20% / $20M Max Cap are outlined below:

**Amount outstanding:** $60,000.00
**Maturity Date:** January 31, 2032
**Interest Rate:** 0.0%
**Discount Rate:** 20.0%
**Valuation Cap:** $20,000,000.00
**Conversion Trigger:** Significant priced financing, generally understood to be at least $2M (see material terms below for additional information)

*Material Rights*

If not previously converted, the notes will convert as part of a liquidity transaction/event.

Conversion Trigger definition: A bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed pre-money valuation.

*Non-Voting Common Stock*

The amount of security authorized is 24,000,000 with a total of 23,020,000 outstanding.

*Voting Rights*

There are no voting rights associated with Non-Voting Common Stock.

*Material Rights*

*The amount of Non-Voting Common Stock outstanding includes 8,955,000 shares to be issued pursuant to outstanding options.*

*The amount of Non-Voting Common Stock outstanding includes 1,530,000 shares reserved for issuance under the company's equity incentive plan.*

*The amount of Non-Voting Common Stock outstanding includes 830,000 shares to be issued pursuant to outstanding warrants.*

Dividends. Holders of Common Stock are entitles to receive dividends at the sole discretion of the Board of Directors.

*Voting Common Stock*

The amount of security authorized is 12,000,000 with a total of 12,000,000 outstanding.

*Voting Rights*

1 vote per one share

*Material Rights*

Dividends. Holders of Common Stock are entitles to receive dividends at the sole discretion of the Board of Directors.

***S.A.F.E. Notes - 20% / $10M Max Cap***

The security will convert into Non-voting common stock and the terms of the S.A.F.E. Notes - 20% / $10M Max Cap are outlined below:

**Amount outstanding:** $2,290,500.00
**Maturity Date:** January 01, 2030
**Interest Rate:** 0.0%
**Discount Rate:** 20.0%
**Valuation Cap:** $10,000,000.00
**Conversion Trigger:** Significant priced financing, generally understood to be at least $2M (see material terms below for additional information)

*Material Rights*

If they have not previously converted: the S.A.F.E.notes

will convert as part of a liquidity transaction.

Conversion Trigger definition: A bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed pre-money valuation.

## What it means to be a minority holder

As a minority holder of Non-Voting Common Stock of the company, you will have no voting rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

## Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you

own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

## Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

## Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** SAFE
  **Final amount sold:** $1,270,000.00
  **Use of proceeds:** TBD
  **Date:** June 18, 2019
  **Offering exemption relied upon:** Section 4(a)(2)

- **Type of security sold:** SAFE
  **Final amount sold:** $2,290,500.00
  **Use of proceeds:** TBD
  **Date:** May 05, 2022
  **Offering exemption relied upon:** Section 4(a)(2)

- **Type of security sold:** SAFE
  **Final amount sold:** $60,000.00
  **Use of proceeds:** TBD
  **Date:** January 31, 2022

**Offering exemption relied upon:** Section 4(a)(2)

- **Name:** Non-Voting Common Stock
  **Type of security sold:** Equity
  **Final amount sold:** $117.05
  **Number of Securities Sold:** 11,705,000
  **Use of proceeds:** Equity incentive plan, par value
  **Date:** February 01, 2022
  **Offering exemption relied upon:** Section 4(a)(2)

- **Name:** Voting Common Stock
  **Type of security sold:** Equity
  **Final amount sold:** $120.00
  **Number of Securities Sold:** 12,000,000
  **Use of proceeds:** Equity comp, par value
  **Date:** February 01, 2022
  **Offering exemption relied upon:** Section 4(a)(2)

# Financial Condition and Results of Operations

## Financial Condition

*You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.*

## Results of Operations

**Circumstances which led to the performance of financial statements:**

Revenues began growing in February 2021 because we entered a new market. It has since become our primary market and will remain so for the next 2-4 years.

Throughout 2021 we also expanded the library of products we offer, and since our revenue is based on the number of products each client buys, our upsell opportunity continues to grow.

Except for Technology Development (programming /testing /infrastructure) expenses throughout 2020 and 2021 remained essentially flat, there were no significant changes in staff.

Year ended December 31, 2021 compared to year ended December 31, 2020

REVENUE:
Revenue FY2020: $ 1,365.00
Revenue FY 2021: $ 64,413

Deferrred Revenue FY 2021: $98,640

FY 2020 and FY 2021 were both years of unprecedented upheaval through the healtcare industry.

The revenue for 2020 was severely impacted by the COVID pandemic, beginning in February 2020 and continuing through December. The focus on the pandemic diminshed almost all forms of normal business operations, such as new client marketing and sales efforts. We essentially ended December 2020 with the same pilot clients as we started with in January 2020.

The first six months of 2021 saw the launch of a specific initiative in managing hypertension in a new market we chose to enter: about $90M awarded to 496 Health Centers in late January. Distributing the COVID vaccines was the overwhelming business priority of potential client throghout the first six months of the year. In July the COVID Delta Variant caused another period of COVID centric focus, followed in November-January 2022 by the Omicron variant. New clients sales were difficult to achieve because of the roller-coaster effect on the operations of potential clients. However, by the end of 2021 we had over 25 Health Center clients signed,and several more nearly signed.

The Deferred Revenue on the Balance Sheet reflects the fact that, by end 2021, about 35% of ourclients had prepaid A YEAR IN ADVANCE: 12-months of our services for a 10% discount. Other clients are on a monthly payment schedule, though some have shifted to the full year prepay option.

COST OF SALES

Cost of sales in 2021 was $ 4,432, a decrease of approximately 86% from costs of in fiscal year 2020. The reduction was largely due to a change in our policy of acquiring & reselling patient biometric monitoring devices to our clients. We no longer provide this service. The shift to focusing on the Health Center made continuing the 2020 policy unnecessary, because they each must have their own phamacy to handle direct acquisiton of medical devices.

GROSS MARGINS
Gross Profit, FY 2020: ($ 31,937)
Gross Profit, FY 2021: $ 59,981

The change is due to the factors described in Revenue and Cost of Sales discussions, above.

EXPENSES

Total Expenses FY2020: $ 1,362,491
Total Expenses FY2021: $ 889,608

We are technology company with a multidimensional suite of products and services. FY2020 required a significant pulse of technology development as we focused on the expansive needs of the remote care application. By comparison FY2021 development has continued at a more consistent pace, at a lower per month level. The Company's other expenses consist of, among other things, compensation and benefits for the marketing and sales maintainig a customer support team, and corporate adminsitration.

**Historical results and cash flows:**

We do not believe that our historical financial performance is indicative of future results. 2020 and 2021 represent a developmental phase of the company, along with our initial entry into a vast untapped market.

The primary uses of cash flow in 2020 and 2021 were for programming, sales and client support.

The cash needed to support these activities was generated by selling debt, primarily S.A.F.E. Notes. A smaller portion was raised by selling common stock.

Because we are now generating immediate revenue as each new client signs on, we do not foresee a need for addtional rounds of financing.

The Reg CF Offering will finance the expansion of the sales and client support teams, which we hope will help us generate revenue very quickly as ongoing revenue at cash positive levels.

## Liquidity and Capital Resources

**What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)**

Established base of about 35 investors who have provided capital via S.A.F.E. agreements, totaling over $3M. Current cash on hand as of March 1 is about $100,000.

**How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)**

These funds are not critical, but will accelerate our growth, and capitalize on a unique new client acquisition opportunity that is present for the coming 12 months.

We are addressing a very large, newly-accessible market, and currently contending with no identifiable direct competition.

Our cash on hand plus A/R are used to finance operations. In the case of a projected shortfall, we would explore all options available to us through our current shareholders and investor group.

**Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)**

This campaign is not necessary for viability.

We have recurring revenue from long term contracts, but need additional capital to take advantage of the opportunity for rapidly exapnding in our target market.

**How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?**

Indefintely, because of our recurring long-term contracts.

And the service we provide is fundamental to the future of our clients, it has no sunset.

**How long will you be able to operate the company if you raise your maximum funding goal?**

Indefintely.

The service we provide to clients is fundamental to their ongoing business (their federally funded program is over 55 years old). There is no foreseeable end to their needs for the types of services we provide.

**Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)**

unknown, we do not anticipate seeking future sources of capital outside of potential business relationships or paths to liquidity.

## Indebtedness

- **Creditor:** Dan White
  **Amount Owed:** $66,000.00

**Interest Rate:** 0.0%

- **Creditor:** Harry Soza
  **Amount Owed:** $6,000.00
  **Interest Rate:** 0.0%

- **Creditor:** S.A.F.E. Notes - 20% / $5M Max Cap
  **Amount Owed:** $1,270,000.00
  **Interest Rate:** 0.0%
  **Maturity Date:** January 01, 2030
  $5M Valuation Cap. These are S.A.F.E. Notes, which will convert into non-voting common stock upon a triggering event, generally understood to be a priced round of $2M or more. If not yet converted the S.A.F.E. Notes will convert upon a liquidity event.

- **Creditor:** S.A.F.E. Note - 20% / $20M Max Cap
  **Amount Owed:** $60,000.00
  **Interest Rate:** 0.0%
  **Maturity Date:** January 31, 2032
  $20M Valuation Cap. These are S.A.F.E. Notes, which will convert into non-voting common stock upon a triggering event, generally understood to be a priced round of $2M or more. If not yet converted the S.A.F.E. Notes will convert upon a liquidity event.

- **Creditor:** S.A.F.E. Notes - 20% / $10M Max Cap
  **Amount Owed:** $2,290,500.00
  **Interest Rate:** 0.0%
  **Maturity Date:** January 01, 2030
  $10M Valuation Cap. These are S.A.F.E. Notes, which will convert into non-voting common stock upon a triggering event, generally understood to be a priced round of $2M or more. If not yet converted the S.A.F.E. Notes will convert upon a liquidity event.

## Related Party Transactions

- **Name of Entity:** Dan White
  **Relationship to Company:** Officer
  **Nature / amount of interest in the transaction:** non-interest bearing loan
  **Material Terms:** $66,000.00, no maturity date

- **Name of Entity:** Harry Soza
  **Relationship to Company:** Officer
  **Nature / amount of interest in the transaction:** non-interest bearing loan
  **Material Terms:** $6,000.00 , no maturity date

## Valuation

**Pre-Money Valuation:** $35,083,400.00

**Valuation Details:**

The valuation quoted is based on the company having successfully addressed several fundamental risk factors, all present in every early-stage venture.

It also reflects the "first-mover, right product at exactly the right time" circumstance we are in.

Elimination of these risk factors, and the immediate upside opportunity for significant highly profitable revenues, are the main considerations determining the valuation.

TEAM: EXPERIENCED AND ALL KEY POSTIONS FILLED

The company senior management have each been founders or key team members of start-up companies that were successfully grown.

There are high levels of business experience in start-up and early-stage venture-backed companies, including successful liquidity exits as high as $150M.

All of the key functional positions of the enterprise are covered, near term hiring will focus on expanding the frontline sales and customer support capability.

TARGET MARKET: STABLE, WELL-FUNDED AND ACCOUNTABLE

Due to the pandemic the last 2 years have been an unprecedented period of disruption, throughout the world, but most specifically in the healthcare industry.

At the beginning of FY2021 we focused on the Federal Community Health Center system as our primary market for the next several years.

It is a 55-year-old Federal program, which this year received base funding of about $6B. In 2021 as part of the American Rescue Plan Act an additional $7B flowed into the system.

There is highly detailed accountability tied to all the funding, essentially the money must be spent to effectively provide primary care to each health center's community.

We entered this market as a complete unknown, but now have over 30 clients who have signed multi-year contracts, that taken together total over $1 Million.

About 30% of them have pre-paid a year in advance for our services, and our earliest clients have pre-paid a second time.

PRODUCT: FULLY OPERATIONAL AND FULL-FEATURED

The company has a fully-operating product suite addressing the major primary care conditions for which the Federal Community Health Center's are held accountable.

It is currently be used by our clients to actively manage thousands of patients.

There are ongoing evolution improvements that will continue to be introduced but no major functional changes currently planned.

REVENUE: POISED FOR GROWTH

The 30 Health Center clients are part of a 1,400-organization system, with significant interaction and formal cooperative groupings at the regional and State levels.

Our plan is to initially use the current regional concentrations of our clients (there are 4) to market to an additional 650+ Health Centers within those regions.

Pricing is based on the size of the patient base of a Health Center (this is public information) but overall averages about $25,000 per year per condition managed.

Most Health Centers will initially choose 3 conditions to focus upon (e.g., hypertension, diabetes, depression) which, as a package, costs about $60,000 annually.

Contracting with 325 of the targeted initial group would result in an annual run rate of about $20M per year

Upselling an account to using the full suite of products, results in average revenue of about $120,000 annually.

This is a fully justifiable and sustainable fee because we are an automation engine that takes on critical, but mechanistic tasks and eliminate the need to hire staff for these low value positions.

$10,000 per month is less that the fully loaded cost of 2 full-time medically qualified FTEs, and our system is typically doing the work that might require a team of 5,10 or more.

The current staffing crisis throughout healthcare makes our automation solution very attractive today and for the foreseeable future.

Contracting with 700 of the 1,400 Health Centers would achieve annual, ongoing revenue of around $85M per year.

COMPETITION: NO HEAD-TO-HEAD COMPETITOR SO FAR

Traditional marketing & sales methods were not effective for the Federal Health Center system, because it is 1,400 independently governed community-based organizations that are typically located in lower socio-economic neighborhoods and remote small towns. Also, the lean management structure of each Health Center meant that most of them do not have highly trained HIT managers seeking new technology. So, most healthcare technology companies pay little attention to this market.

The entire system was essentially inaccessible until the COVID pandemic. Two major changes occurred in 2021: first, there was a massive amount of additional funding poured into the system, adding over $7B on top of the annual Federal funding of around $6B; and second, Zoom-style meetings became a universally accepted way to conduct business.

The result was a massive market ready to spend that could now be efficiently contacted.

The craziness of 2021 still hampered the sales campaign, but we were able to secure a beachhead of clients for future expansion.

As of today, we have not encountered any other company selling a solution even partially comparable to ours. We plan to exploit this lead to the fullest.

*This valuation was calculated internally without the use of any formal third-party independent evaluation.*

*The pre-money valuation has been calculated on a fully diluted basis, however, in making this calculation, we have not assumed:*

*(i) any outstanding options, warrants, or other securities with a right to acquire shares are exercised; or*

*(ii) any shares reserved for issuance under a stock plan are issued.*

*The Company has no preferred stock.*

*The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $3,620,500 in SAFE Notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.*

## Use of Proceeds

If we raise the Target Offering Amount of $9,998.88 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%
- *Marketing*
  35.0%
  Expand the Sales staff into 4 regionally focused teams. Add a full-time email and PR team.
- *Operations*
  35.0%

Expand the customer support staff into 4 regions to handle the rapidly increasing number of clients. Create an operations analysis team to monitor KPIs regarding client engagement and esults.

- *Research & Development*
  14.0%
  Continue ongoing technology refinement. Launch an derivative version of the user app with enhanced UX. Enhance technology performance to maintain system speed as volume grows.

- *Working Capital*
  12.5%
  Primarily held as a reserve for future opportunities or to take advantage of new technologies that become important.

If we raise the over allotment amount of $999,999.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Marketing*
  20.0%
  4 regionally focused sales team + dedicated email and PR team

- *Operations*
  20.0%
  4 regionally focused customer support teams + analytics team

- *Research & Development*
  7.5%
  Ongoing tech evolution

- *Working Capital*
  49.0%
  Reserve

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

# Regulatory Information

## Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

## Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

## Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.CAREMINDr.com (www.caremindr.com/shareholder_info/).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

## Updates

Updates on the status of this Offering may be found at: www.startengine.com/caremindr

## Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR CAREMINDr Corporation

*[See attached]*

# CAREMINDR CORPORATION

## FINANCIAL STATEMENTS
## YEAR ENDED DECEMBER 31, 2021 AND 2020
*(Unaudited)*

## INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

INDEPENDENT ACCOUNTANT'S REVIEW REPORT .......... 1

FINANCIAL STATEMENTS:

Balance Sheet .......... 2

Statement of Operations .......... 3

Statement of Changes in Stockholders' Equity .......... 4

Statement of Cash Flows .......... 5

Notes to Financial Statements .......... 6

## INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
CAREMINDr Corporation
Los Gatos, California

We have reviewed the accompanying financial statements of CAREMINDr Corporation (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

### Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

### Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

### Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

### Going Concern

As discussed in Note 10, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

April 15, 2022
Los Angeles, California

**CAREMINDR CORPORATION**
**BALANCE SHEET**
**(UNAUDITED)**

| As of December 31, | 2021 | 2020 |
|---|---|---|
| (USD $ in Dollars) | | |
| **ASSETS** | | |
| Current Assets: | | |
| Cash & Cash Equivalents | $ 61,857 | $ 161,061 |
| Acccounts Receivable, net | 18,004 | 144 |
| **Total Current Assets** | **79,861** | **161,205** |
| | | |
| **Total Assets** | **$ 79,861** | **$ 161,205** |
| | | |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| Current Liabilities: | | |
| Accounts Payable | $ 47,700 | $ 3,600 |
| Credit Card | 40,792 | 9,180 |
| Deferred Revenue | 98,640 | - |
| **Total Current Liabilities** | **187,132** | **12,780** |
| | | |
| Promissory Notes and Loans | 152,667 | - |
| Simple Agreement for Future Equity (SAFEs) | 3,445,500 | 3,055,500 |
| **Total Liabilities** | **3,785,299** | **3,068,280** |
| | | |
| **STOCKHOLDERS EQUITY** | | |
| Common Stock Voting | 120 | 120 |
| Common Stock Non-Voting | 117 | 117 |
| Additional Paid in Capital | 151,708 | 142,510 |
| Retained Earnings/(Accumulated Deficit) | (3,857,383) | (3,049,822) |
| | | |
| **Total Stockholders' Equity** | **(3,705,438)** | **(2,907,075)** |
| | | |
| **Total Liabilities and Stockholders' Equity** | **$ 79,861** | **$ 161,205** |

*See accompanying notes to financial statements.*

**CAREMINDR CORPORATION**
**STATEMENTS OF OPERATIONS**
**(UNAUDITED)**

| For Fiscal Year Ended December 31, | | 2021 | | 2020 |
|---|---|---|---|---|
| (USD $ in Dollars) | | | | |
| Net Revenue | $ | 64,413 | $ | 1,365 |
| Cost of Revenue | | 4,432 | | 33,302 |
| Gross profit | | 59,981 | | (31,937) |
| | | | | |
| Operating expenses | | | | |
| General and Administrative | | 691,984 | | 867,937 |
| Research and Development | | 170,000 | | 403,656 |
| Sales and Marketing | | 27,624 | | 90,898 |
| Total operating expenses | | 889,608 | | 1,362,491 |
| | | | | |
| Operating Income/(Loss) | | (829,627) | | (1,394,428) |
| | | | | |
| Interest Expense | | 2,914 | | 506 |
| Other Loss/(Income) | | (25,780) | | (23,301) |
| Income/(Loss) before provision for income taxes | | (806,761) | | (1,371,633) |
| Provision/(Benefit) for income taxes | | 800 | | 919 |
| | | | | |
| **Net Income/(Net Loss)** | **$** | **(807,561)** | **$** | **(1,372,552)** |

*See accompanying notes to financial statements.*

# CAREMINDR CORPORATION

## STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

## (UNAUDITED)

| (in , $US) | Common Stock Voting | | Common Stock Non-Voting | | Additional Paid In Capital | earnings/ (Accumulated Deficit) | Total Shareholder Equity |
|---|---|---|---|---|---|---|---|
| | Shares | Amount | Shares | Amount | | | |
| **Balance—December 31, 2019** | 12,000,000 | $ **120** | | | $ **109,756** | $ **(1,677,270)** | $ **(1,567,394)** |
| Issuance of Stock | | | 11,705,000 | $ **117** | **24,883** | | $ **25,000** |
| Share-Based Compensation | | | | | 7,871 | | 7,871 |
| Net income/(loss) | | | | | | (1,372,552) | (1,372,552) |
| **Balance—December 31, 2020** | **12,000,000** | 120 | **11,705,000** | 117 | 142,510 | $ (3,049,822) | $ **(2,907,075)** |
| Share-Based Compensation | | | | | 9,198 | | 9,198 |
| Net income/(loss) | | | | | | (807,561) | (807,561) |
| **Balance—December 31, 2021** | **12,000,000** | $ **120** | **11,705,000** | $ **117** | $ **151,708** | $ **(3,857,383)** | $ **(3,705,438)** |

*See accompanying notes to financial statements.*

**CAREMINDR CORPORATION**

**STATEMENTS OF CASH FLOWS**

**(UNAUDITED)**

| For Fiscal Year Ended December 31, | | 2021 | | 2020 |
|---|---|---|---|---|
| (USD $ in Dollars) | | | | |
| **CASH FLOW FROM OPERATING ACTIVITIES** | | | | |
| Net income/(loss) | $ | (807,561) | $ | (1,372,552) |
| *Adjustments to reconcile net income to net cash provided/(used) by operating activities:* | | | | |
| Bad debt expense | | (52,760) | | - |
| Amortization of Intangibles | | - | | - |
| Share-based Compensation | | 9,198 | | 7,871 |
| Changes in operating assets and liabilities: | | | | |
| Acccounts receivable, net | | 34,900 | | (144) |
| Accounts Payable | | 44,100 | | 3,600 |
| Deferred Revenue | | 98,640 | | - |
| Credit Card | | 31,612 | | (26,658) |
| **Net cash provided/(used) by operating activities** | | **(641,871)** | | **(1,387,883)** |
| | | | | |
| **CASH FLOW FROM INVESTING ACTIVITIES** | | | | |
| Purchases of Property and Equipment | | - | | - |
| **Net cash provided/(used) in investing activities** | | - | | - |
| | | | | |
| **CASH FLOW FROM FINANCING ACTIVITIES** | | | | |
| Capital Contribution | | - | | 25,000 |
| Borrowing on Promissory Notes and Loans | | 152,667 | | - |
| Borrowing on SAFEs | | 390,000 | | 620,000 |
| **Net cash provided/(used) by financing activities** | | **542,667** | | **645,000** |
| | | | | |
| Change in Cash | | (99,204) | | (742,883) |
| Cash—beginning of year | | 161,061 | | 903,944 |
| **Cash—end of year** | **$** | **61,857** | **$** | **161,061** |
| | | | | |
| **SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION** | | | | |
| Cash paid during the year for interest | $ | 2,914 | $ | 506 |
| Cash paid during the year for income taxes | $ | - | $ | - |
| | | | | |
| **OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES** | | | | |
| Purchase of property and equipment not yet paid for | $ | - | $ | - |
| Issuance of equity in return for note | | - | | |
| Issuance of equity in return for accrued payroll and other liabilities | | | | |

*See accompanying notes to financial statements.*

## 1. NATURE OF OPERATIONS

CAREMINDr Corporation was incorporated on September 27, 2017, in the state of Delaware. The financial statements of CAREMINDr Corporation (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in CAREMINDr Corporation.

CAREMINDr provides a platform that conveniently connects patients to providers by linking everyday smartphones using automated digital technology. Communication via the CAREMINDr platform enables the doctor to check in with patients by using their smartphones. This delivers a no-cost digital house call to patients who are most at-risk, underserved, or needing immediate medical attention.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

### Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, and December 31, 2020, the Company's cash and cash equivalents did not exceed FDIC insured limits.

### Income Taxes

CAREMINDr Corporation is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

*Concentration of Credit Risk*

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

**Revenue Recognition**

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of services is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the service has been performed and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

Income is principally comprised of revenues earned by the Company as part of the charging its customer's user fees for the use of its platform. In certain cases, the Company may receive customer payment upfront for an annual or monthly contract that runs over a reporting period. In those cases, the portion of the service obligation that has not been satisfied is recorded as deferred revenue.

**Cost of Revenue**

Costs of revenues are generally comprised of electronic monitoring devices and accessories that are purchased for resale to our customers, or for purposes of demonstration or evaluation of our services.

**Advertising and Promotion**

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021, and December 31, 2020, amounted to $27,624 and $90,898, which is included in sales and marketing expenses.

**Research and Development Costs**

Costs incurred in the research and development of the Company's products are expensed as incurred.

**Stock-Based Compensation**

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

**Fair Value of Financial Instruments**

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

***Level 1***—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

***Level 2***—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

***Level 3***—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

**COVID-19**

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

**Subsequent Events**

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 15, 2022, which is the date the financial statements were issued.

**Recently Issued and Adopted Accounting Pronouncements**

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

## 3. CAPITALIZATION AND EQUITY TRANSACTIONS

**Common Stock**

The Company is authorized to issue 12,000,000 Voting Common Stock and 12,000,000 Non-Voting Common Stock with a par value of $0.00001. Additionally, eight hundred ten thousand warrants that were convertible into Non-Voting Common Stock were issued in 2020. As of December 31, 2021, and 2020, 12,000,000 Voting Common Stock and 11,705,000 Non-Voting Common Stock have been issued and outstanding.

## 4. SHAREBASED COMPENSATION

During 2017, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 16,100,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

*Stock Options*

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

| As of Year Ended Decembe | 2021 |
|---|---|
| Expected life (years) | 10.00 |
| Risk-free interest rate | 2.50% |
| Expected volatility | 75% |
| Annual dividend yield | 0% |

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's Common Stock has enough market history to use historical volatility.
The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of Common Stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

| | Number of Awards | | Weighted Average Exercise | Weighted Average Contract Term |
|---|---|---|---|---|
| Outstanding at December 3 | 2,830,000 | $ | 0.01 | - |
| Granted | 2,650,000 | | | |
| Execised | - | | | |
| Expired/Cancelled | - | | | - |
| Outstanding at December 3 | 5,700,000 | $ | 0.01 | 9.51 |
| Exercisable Options at Dece | 5,700,000 | $ | 0.01 | 9.51 |
| Granted | 2,530,000 | $ | - | |
| Execised | - | $ | - | |
| Expired/Cancelled | - | $ | - | |
| Outstanding at December 3 | 8,230,000 | $ | 0.01 | 8.51 |
| Exercisable Options at Dece | 8,230,000 | $ | 0.01 | 8.51 |

Stock option expenses for the years ended December 31, 2021, and December 31, 2020 was $9,198 and $6,164, respectively.

*Warrant*

During 2020 and 2019, 510,000 warrants and 310,000 warrants convertible into Non-Voting Common Stock were issued, respectively. Warrant exercise price is $0.1. Warranty expenses for the years ended December 31, 2021, and December 31, 2020 was $0 and $1,707, respectively.

## 5. DEBT

**Promissory Notes & Loans**

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

| | | | | | For the Year Ended December 2021 | | | | |
|---|---|---|---|---|---|---|---|---|---|
| Debt Instrument Name | Principal Amount | Interest Rate | Borrowing Period | Maturity Date | Interest Expense | Accrued Interest | Current Portion | Non-Current Portion | Total Indebtedness |
| PPP loan | $ 80,667 | 1.00% | 3/17/2021 | Forgiven in full in 04/2022 | $ - | $ - | $ - | $ 80,667 | $ 80,667 |
| Promissory Note-Hary Soza | $ 6,000 | 0.00% | 11/1/2021 | 1/1/2030 | $ - | $ - | $ - | $ 6,000 | $ 6,000 |
| Promissory Note - Dan White | $ 66,000 | 0.00% | 11/1/2021 | 1/1/2030 | $ - | $ - | $ - | $ 66,000 | $ 66,000 |
| **Total** | | | | | $ - | $ - | $ - | $ 152,667 | $ 152,667 |

The summary of the future maturities is as follows:

| As of Year Ended December 31, 2021 | |
|---|---|
| 2022 | $ - |
| 2023 | - |
| 2024 | - |
| 2025 | - |
| 2026 | - |
| Thereafter | 72,000 |
| **Total** | **$ 72,000** |

**SAFE(s)**

The Company has issued Convertible Notes to private investors from time to time in order to fund its operations. These Notes are in the form of a Simple Agreement for Future Equity ("SAFE") and will convert into Non-Voting Common Shares at various rates upon the Company's completion of a Major Equity Financing. The Notes carry no interest. The details of the Company's Simple Agreements for Future Equity ("SAFE") and the terms are as follows:

| | | | As of Year Ended December 31, | |
|---|---|---|---|---|
| **Borrowing Period** | **Valuation Cap** | **Discount** | **2021** | **2020** |
| Fiscal Year 2018-2021 | $ 5,000,000 | 80% | $ 1,180,000 | $ 1,020,000 |
| Fiscal Year 2019-2021 | $ 10,000,000 | 80% | $ 2,205,500 | $ 2,035,500 |
| Fiscal Year 2021 | $ 20,000,000 | 80% | $ 60,000 | |
| | | | **$ 3,445,500** | **$ 3,055,500** |

If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the investor a number of shares of SAFE Preferred Stock equal to the purchase amount divided by the conversion price. If there is a Liquidity Event before the expiration or termination of this instrument, the investor will, at its option, either a) receive a cash payment equal to the purchase amount (subject to the following paragraph) or b) automatically receive from the Company a number of shares of Common Stock equal to the purchase amount divided by the Liquidity Price. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The SAFE will expire and upon either the issuance of stock to the investor pursuant to above or payment. Since the SAFEs are potentially settleable in cash, the Company has decided to classify them as a liability.

## 6. INCOME TAXES

The provision for income taxes for the year ended December 31, 2021, and December 31, 2020 consists of the following:

| As of Year Ended December 31, | | 2021 | | 2020 |
|---|---|---|---|---|
| Net Operating Loss | $ | (191,525) | $ | (414,144) |
| Valuation Allowance | | 191,525 | | 414,144 |
| **Net Provision for income tax** | $ | - | $ | - |

Significant components of the Company's deferred tax assets and liabilities on December 31, 2021, and December 31, 2020, are as follows:

| As of Year Ended December 31, | | 2021 | | 2020 |
|---|---|---|---|---|
| Net Operating Loss | $ | (903,298) | $ | (711,772) |
| Valuation Allowance | | 903,298 | | 711,772 |
| **Total Deferred Tax Asset** | $ | - | $ | - |

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021, and December 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $3,027,137, and the Company had state net operating loss ("NOL") carryforwards of approximately $3,027,137. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, and December 31, 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, and December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

## 7. RELATED PARTY

On November 9, 2021, the company entered into a Promissory Note agreement with the CFO, Dan White, in the amount of $66,000. The note bears no interest rate and has maturity date set on January 1, 2030. As of December 31, 2021, the outstanding balance is in the amount of $66,000, classified as non-current liability.

On November 18, 2021, the Company entered into a Promissory Note agreement with the CEO, Harry Soza, in the amount of $6,000. The note bears no interest rate and has maturity date set on January 1, 2030. As of December 31, 2021, the outstanding balance is in the amount of $6,000, classified as non-current liability.

## 8. COMMITMENTS AND CONTINGENCIES

**Contingencies**

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

**Litigation and Claims**

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

## 9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through April 15, 2022, which is the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

## 10. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $829,627, an operating cash flow loss of $641,871, and liquid assets in cash of $61,857, which less than a year's worth of cash reserves as of December 31, 2021. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

*[See attached]*

# CAREMINDr

Transforming The Way Patients Receive Care


TRANSFORMING THE WAY
PATIENTS RECEIVE CARE
CAREMINDr
Convenient • Connected • Care

Website | Los Gatos, CA | HEALTH TECH

**$0.00** raised

| | |
|---|---|
| **0** Investors | **$35.1M** Valuation |
| **$1.48** Price per Share | **$298.96** Min. Investment |
| **Common** Shares Offered | **Equity** Offering Type |
| **$1M** Offering Max | **Reg CF** Offering |

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

*This Reg CF offering is made available through StartEngine Capital, LLC.*

*This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.*

At CAREMINDr we believe our approach to remote patient care is a game-changer for the industry. That's because CAREMINDr enables patients who need on-going care to now have their doctor regularly check-in with them through convenient "Digital House Calls ", using just their cell phone. Using technology to deliver better access and regular connection fundamentally changes how people receive care. This is a business transformation that is happening today, and we believe that our approach shows that a new level of care can be achieved, especially for underserved communities. We are fully operational today, have 30 Federal Qualified Health Centers as clients, and have filed 10 patents.

Overview | Team | Terms | Updates | Comments | Follow

## Reasons to Invest

- We believe our platform is a highly cost-effective, efficient method to identify, target and support early interventions, avoid unnecessary hospitalizations and ER visits, striving to achieve better outcomes for patients.
- We have entered an enormous, overlooked market - the Federally Qualified Health Centers that treat about 29 million patients each year. This system is primarily financed by federal and state governments and has been in operation for over 55 years.
- We are driven by a team of executive leaders and physicians with decades of experience in healthcare technology, evidence-based medicine, government-financed care, public and private health insurance, pharmacy management, and population health. And WE HAVE DONE THIS BEFORE. – Our team has a proven record of starting and growing technology companies in health care.

OVERVIEW

## Transforming the Way Patients Receive Care


Checking in with
patients beyond
the doctor's office

Founded in 2017 in Silicon Valley, CAREMINDr enables patients to have regular periodic check-ins from their doctors, a "Digital House Call " that monitors each patient's health without requiring visits to the office.

By communicating with their doctors and clinicians between office visits, and being able to easily provide important information about their conditions, patients can better work with their care team and strive to be as healthy as possible. In underserved, lower-economic populations, our technology overcomes many of the obstacles they encounter: difficulties with transportation, inaccessible appointment times, or problems involving language or familiarity with healthcare terminology.

**THE MARKET**

## Healthcare delivery is an enormous industry

Healthcare is enormous: tens of thousands of doctors, clinics, hospitals, and specialists.

We fully understand this, and CAREMINDr has laser-like focus on one specific segment of this industry.

Our market is the largest primary care system in the US. It serves about 29 million patients; it's been around for over 55 years --- and it's likely you've never heard of it.

It is the Federal Community Health Center program: over 1,400 locally governed, non-profit organizations that operate about 14,000 sites. They get base funding directly from Washington, this year about $6 billion.

You probably don't know of them because their 29 million patients are mostly low-income people, covered by Medicaid. About 1/3 are under 18, including teenage moms, the rest are working-age adults, with a small percentage over 65. Some are veterans, some are uninsured, some are homeless. They come from all racial and ethnic backgrounds.

Over 55 years ago this program was implemented as a safety net for U.S. healthcare, to assure that basic services were available even in the poorest neighborhoods, so that hospital emergency rooms were not overwhelmed with patients needing everyday care.

The COVID pandemic was brutal in these communities.

In mid-2020 low-income people, especially those who were people of color, were dying at unacceptably high rates.

The main reason is that these families have more obstacles in receiving care, difficulties with transportation, food, housing, and even language.

The pandemic put a bright spotlight on this inequity, and Congress responded.

Last April, the American Rescue Plan was passed. It sent an additional $6.1 billion to the 1,400 Health Centers, and added almost a billion more in September. The 2021 Federal funding for Health Centers was over $12 billion.

With this money comes disciplined accountability. Every year each center must file a highly detailed report that lists over 100 key statistics about their patients and the care they delivered.

More importantly, each Health Center lists 20 clinical issues, showing the number of people in each category, and how well they are managing that group's condition. Strict guidelines dictate how performance is measured. Each score is then compared to the other 1,400 centers and a grade is assigned based on where they rank. This is a true quality of care report card --- and it is public.

There are also special programs that provide additional funding. Last January $90 million was awarded to about 500 Health Centers specifically to improve Hypertension. This is where CAREMINDr first entered this market.

Today we have over 30 Health Center clients who are providing nearly 40,000 blood pressure cuffs to their patients. CAREMINDr enables these Centers to regularly check in with each patient and track their progress.  These Digital House Calls can instantly identify and help the patients who need attention. We enable Health Centers to exceed the performance goals set by their funding, at levels never before achieved.

Here are 5 reasons why we like this market, the Community Health Center system:



The Federal Community Health Center system
1
There are about 29 million patients
2
It has enormous needs, and challenges that require new technology to overcome
3
There is a staffing crisis. Healthcare workers are exhausted or burned out and all of the centers have staff vacancies. CAREMINDr automation directly addresses this void and can help resolve this issue.
4
There is proven financial support. Significant money has been made available, focused on overcoming major problems that truly need to be addressed.
5
There is accountability: mandated reporting pushes each center to take action.


**First**, it is really big, about 29 million patients (source).

**Second**, it has enormous needs, and challenges that require new technology to overcome (source).

**Third**, there is a staffing crisis. Healthcare workers are exhausted or burned out and all of the centers have staff vacancies they are not able to fill. They need to get the job done with the team they have on hand; our technology is automation that performs key patient care tasks, freeing up current staff time to help solve this problem. (source).

**Fourth**, there is proven financial support. Significant money has been made available, focused on overcoming major problems that truly need to be addressed.

And **fifth**, there is accountability: mandated reporting pushes each center to take action and not delay, providing them a way to provide accurate reporting (source).

The pandemic greatly accelerated the evolution of the ways primary care can be delivered outside of traditional offices and especially to underserved vulnerable communities. We think CAREMINDr is a way to lower the cost of providing such care while improving the outcomes of care patients receive. This combination is recognizably valuable to the entities who are the financial risk-bearers in the system, from the federal government to the local community health centers.

Moreover, we are not aware of any direct competitors facilitating the Doctor-Patient communication that CAREMINDr enables for Community Health Centers; it is an underserved market.

Being able to effectively sell to the 1,400 Community Health Centers only recently became possible,  when the pandemic drove the universal adoption of video business meetings.

THE PROBLEM

## Going to see a doctor is a hassle

**Especially if you need to go back time after time for an ongoing condition.**

In our eyes, the current system relies on too much human effort and, because of this, is inconsistent and cannot be scaled to serve large communities of patients effectively. Disadvantaged people also face problems with transportation, or the inability to find time for appointments.

This is where CAREMINDr comes in, providing an easy-to-use way for a patient to conveniently complete a short form that periodically tells their doctor key information about their condition. The questions on the form are multiple-choice or a number, so the patient does not need to compose a sentence or worry about word choice.  This all occurs on a pre-set automated schedule so no check-in dates are missed.


It's time to improve the delivery of primary care

THE SOLUTION

## Transforming the way patients receive care

We're leveraging patients' affinity for mobile technology to keep doctors informed about their chronic health conditions and adherence to treatment plans. We have seen how such communication improves the health of large patient populations at the clinics we serve.

We do this by creating automatic check-ins between doctors and their patients - we refer to it as a "Digital House Call," built to be convenient, private, and fitting patients' schedules.

This remote patient care is designed mostly for patients who have ongoing health conditions like diabetes, high blood pressure, depression, and pregnancy. These check-ins help a doctor track how a patient is doing, keeping them up to date in case any problems come up that require intervention.

We are unique in that CAREMINDr performs at least 15 key patient care tasks typical to a doctor checking in with a patient who has a condition that lasts for an extended period (source).

# Our Value Propositions



**Reliability of checking in** with patient in a manner that is convenient and overcomes transportation obstacles.



**Comprehensive, consistent data** collection that raises the quality of care



**Full automation** that makes the entire process feasible and more cost effective than any alternative methods

We believe we are delivering value that is seldom available to our current community health center partners, with technology rarely seen in this market segment. (source).

## Better Healthcare for All

- Expands access and convenience
- Uniformly delivers best practices
- More effective use of resources
- Reduces unnecessary burden
- Is coft effective, sustainable

OUR TRACTION

## Gaining speed with partnerships and patents underway


At a Glance....
30
The number of health centers clients we signed
10
Patents underway
20
Primary care conditions now included in the clinical management library
500,000+
Patients served each year

We have signed 30 community health center clients, and have launched large-scale operations with them, initially directed at 80,000 hypertensive patients. This hypertensive cohort represents less than 20% of the 500,000 patients our clients serve each year, who themselves are a small fraction of the 1,400 community health centers nationwide (source).

For programs that have been operating for at least 3 months, our clients are achieving results that are at high-quality levels unprecedented in the industry.

Beyond hypertension, we have expanded our library of clinical management to a growing list of primary care conditions, now including diabetes, asthma, depression, COVID-19, flu, and many others.

Regarding Intellectual Property, we have ten patents in process, one of which was recently filed and is in provisional status. All the others are non-provisional and two have reached the pre-release publication-for-comment stage.

WHY INVEST

## Join CAREMINDr to make a difference in healthcare


Our goal is to change how primary care is delivered
We are actively helping those who are most in need
CAREMINDr
Convenient • Connected • Care

We are actively helping the providers who care for those most in need - this means Medicaid recipients, the poor, the uninsured or underinsured, veterans, and the homeless: anyone who seeks their primary care from Federally Qualified Health Centers (FQHCs) and FQHC Look-Alikes (LALs). These facilities are tasked with providing healthcare services to these underserved populations - and we are here to help.

**With this in mind, we aim to be leading edge innovators in how primary care should be delivered to everyone.**

CAREMINDr is here to be a large part of how all of U.S. healthcare evolves.

We not only believe to have the best technology solution to achieve these goals, but we also believe we may be one of the only vendors with a broad suite of solutions ready to go today, with a particular focus on an underserved yet increasingly well-funded market segment.

Remote patient care is a reality. Its challenge and potential in the patient population served by Community Health Centers is real and well-recognized. CAREMINDr delivers **a solution**.

**September 2017**

CAREMINDr is launched

Product specification and programming gets underway

**February 2018**

First Pilot Programs

Launched "live" pilots: patients managed by Chair of Primary Care Dept at RWJ Medical School (Rutgers Univ.)

**August 2019**

First Large Client - Reliance Medical Group

began implementation at scale

**March 2021**

1st FQHC Client - American Indian Health & Services

AIHS received $$$ from Nat'l Hypertension Control Initiative. Hired CAREMINDr as their program technology partner.

**December 2021**

30 Community Health Centers now under contract

COVID made 2021 a very challenging year. Yet CAREMINDr started 2022 with 30 Health Centers as paying, fully operating clients

**May 2022**

Launched on StartEngine

Now YOU can own a part of our company!

**June 2022**

Launch expanded Sales + Customer Support Initiative

Implement a Sales Team + Customer Support in the Great Lakes Region, per the Go-To-Market plan

**July-Sept 2022**

Expand Sales + Customer Support

Set-up new Sales + Customer Support teams in Pacific, Southeast and Mid-Atlantic regions -- following the 2022 Go-To-Market plan

# Meet Our Team



## Harry Soza

President, CEO & Director

*25+ years in senior management;*

*25+ years leading start-ups (four previous venture-backed companies)*

*Founder/CEO - Resolution Health (2007: sold to WellPoint, $150M)*

*- Preferred Solutions (1996: sold to PacifiCare, $32M)*

*- two smaller tech companies (exits: non-public acquisition)*

*MSEE-Stanford University; BSEE-University of Notre Dame*



## Daniel P. White

Chief Financial Officer, Secretary, Treasurer & Director

*Founder/Member of eight (8) successful startups during 25+ years in Silicon Valley*

*B.A., Economics, Swarthmore College;*

*M.B.A., Accounting and Finance, University of Chicago*



## Randy Coatney

Chief Operating Officer & Director

*25+ years of experience with technology and data companies in the health care industry.*

*Member of Founding team in three successful start-up companies, venture financed*

*B.S. - Iowa State University,*

*Executive MBA - University of Colorado*



**Glen Markham**

VP - Partnerships & Innovation

*Over 20 years experience in healthcare technology.*

*Worked with Senior Team members in a prior successful healthcare technology company.*



**Dr. Irina Yermilov**

Chief Medical Officer

*MD / MPHTM / MS / BS*

*10+ years experience in measuring cost and quality outcomes via claims & supplemental data, Consultant - UCLA Education & Research Institute*

*Research Resident - RAND Corporation, General Surgery Residency - UCLA*

*40+ Professional Publications & Abstracts*



**Cherie Deeds**

VP -Client Success, Western Region

*Based in Los Angeles*



**Jennifer Gillooly Viola**

VP - Client Success, Eastern Region

*Based in central New Jersey*

## Offering Summary

| | |
|---|---|
| **Company** | CAREMINDr Corporation |
| **Corporate Address** | 15466 Los Gatos Blvd. #109-141, Los Gatos, CA 95032 |
| **Offering Minimum** | $9,998.88 |
| **Offering Maximum** | $999,999.00 |
| **Minimum Investment Amount (per investor)** | $298.96 |

## Terms

| | |
|---|---|
| **Offering Type** | Equity |
| **Security Name** | Non-Voting Common Stock |
| **Minimum Number of Shares Offered** | 6,756 |
| **Maximum Number of Shares Offered** | 675,675 |
| **Price per Share** | $1.48 |
| **Pre-Money Valuation** | $35,083,400.00 |

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

**Investment Incentives**

**Time-Based**

Super Early Bird Bonus

Invest within the first 7 days and receive 20% bonus shares

Early Bird Bonus

Invest within the first 30 days and receive 10% bonus shares

**Amount-Based**

$500+ | Tier I

5% Bonus Shares.

$1,000+ | Tier II

15% bonus shares.

$2,500+ | Tier III

25% bonus shares.

**All perks occur when the offering is completed.*

**The 10% StartEngine Owners' Bonus**

CAREMINDr will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Non-Voting Common Stock at $1.48 / share, you will receive 110 shares of Non-Voting Common Stock, meaning you'll own 110 shares for $148. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

## Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Inter company debt or back payments.

Offering Details

Form C Filings

SHOW MORE

## Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

## Updates

Follow CAREMINDr to get notified of future updates!

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Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

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California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

**Overview Video Script**

What if health care was delivered directly to your home, like a package, a movie, or a favorite meal.? This is exactly what CMDr does - a simple phone app, linked to a sophisticated digital system that makes it easy for your doctor to come to you.

==================

Think of it as a digital house call where your doctor checks-in on you, but in a convenient way that fits your schedule --- and it happens right in the palm of your hand.

==============

Having this connection helps doctors too: it enables them to regularly monitor conditions like diabetes, high blood pressure, depression, or pregnancy.

We have all seen that there's an exciting revolution in how health care is delivered.

In the past year people were vaccinated in their car, did COVID tests at home, and had video visits with their doctors on their cell phones. ...that's just the beginning.

The transformation to more convenient, more accessible care is progress that's inevitable, and brings massive new business opportunities.

It's a big deal, and CAREMINDr is already a part of it.

We are based in Silicon Valley, but our technology can reach out and be effective everywhere mobile phones work. Doctors throughout the U.S. can keep track of a patient's health and use our built-in automated intelligence to respond more swiftly to any problem that comes up.

===============

Here are 5 things an Investor should know:

- We are fully operational --- and have filed for 10 patents

- We have clients today: 30 clinics, added together they serve over 500,000 patients

- Those 30 are part of a system of 1,400 Federal Health Centers

- We are focused on expanding our sales and support teams to be able to market to them all

- and perhaps most important --- we have done this before: our team is highly experienced, with proven success in starting and growing companies;

===============

Our target is the Federal Community Health Centers: 1,400 locally governed Primary Care clinics treating about 30 million patients. These are "Safety Net" providers - serving the poor, the uninsured, American Indians, veterans, and the homeless. They have enormous challenges where CMDr can really help. Fortunately for us, they also typically have major financial support.

In 2021, these Health Centers received over $12B in funding from Washington.

CAREMINDr's technology enables our clients to deliver high quality care more efficiently and more effectively. Their own program data is the proof -- for each patient, and across their community. We have seen that our approach is not only convenient: it's comprehensive, it's measured, and it works !

We hope to take the success stories from our first 30 Health Centers to the rest of the 1,400.

================

I'm an engineer, my parents were not doctors, nurses, or medical professionals. I view healthcare primarily as a patient, and the way CAREMINDr helps doctors deliver care is how I want health care to work for me, for my family, my neighbors, --- for all of us.

So please take some time to learn about our product, our team, and our market.

I think you'll like our story.

=============

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach
$5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

*[See attached]*

# Delaware

The First State

*I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "CAREMINDR CORPORATION", FILED IN THIS OFFICE ON THE THIRTEENTH DAY OF DECEMBER, A.D. 2021, AT 3:08 O`CLOCK P.M.*

Jeffrey W. Bullock, Secretary of State

SECRETARY'S OFFICE 1793 DELAWARE 1847

6558366 8100
SR# 20220717336

Authentication: 202765886
Date: 02-25-22

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:08 PM 12/13/2021
FILED 03:08 PM 12/13/2021
SR 20214072573 - File Number 6558366

# AMENDED AND RESTATED
# OF
# CERTIFICATE OF INCORPORATION
# OF
# CAREMINDR CORPORATION

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

CAREMINDr Corporation, a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**General Corporation Law**"),

**DOES HEREBY CERTIFY:**

**A.** That the name of this corporation is CAREMINDr Corporation, and that this corporation was originally incorporated pursuant to the General Corporation Law on September 27, 2017 under the name CAREMINDr Corporation.

**B.** That the Board of Directors duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

**RESOLVED**, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

1. NAME. The name of the corporation is CAREMINDr Corporation (the "Corporation").

2. REGISTERED OFFICE AND AGENT. Its registered office in the State of Delaware is located at 16192 Coastal Highway, Lewes, Delaware 19958-9776, County of Sussex. The registered agent in charge thereof is Harvard Business Services, Inc.

3. DURATION. The duration of the corporation is perpetual unless dissolved by operation of law or otherwise.

4. PURPOSE. The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

5. AUTHORIZED CAPITAL.

5.1. Common Stock. The total number of shares which the Corporation is authorized to issue is 36,000,000 shares, consisting of:

(1) 12,000,000 shares of Voting Common Stock, $.00001 par value; and

(2) 24,000,000 shares of Non-Voting Common Stock, $.00001 par value.

Each share of Voting Common Stock and Non-Voting Common Stock that is issued and outstanding at the time any distribution to stockholders is made by the Corporation, shall have the right to share in such distribution on the same basis as each issued and outstanding share of the other class; but except as otherwise expressly required by the General Corporation Law of the State of Delaware, shares of Non-Voting Common Stock shall have no right to vote with respect to any matter with respect to which action by stockholders is required or permitted by the General Corporation Law of the State of Delaware. Notwithstanding the foregoing, holders of Voting Common Stock and Non-Voting Common Stock shall have no right to share in any distribution consisting of shares of the other class; *provided, however*, that contemporaneously with any stock split, reverse stock split, stock dividend or other distribution of Voting Common Stock or of Non-Voting Common Stock on the basis of already issued and outstanding shares of such class, the corporation shall effect a corresponding stock split, reverse stock split, stock dividend or other distribution of the other class of shares so that, following such stock split, reverse stock split, stock dividend or other distribution of its shares on the basis of existing shareholdings, the ratio of issued and outstanding shares of Voting Common Stock to Non-Voting Common Stock remains the same is it was immediately before such stock split, reverse stock split, stock dividend or distribution.

5.2. Voting. The holder of each share of Voting Common Stock shall be entitled to one vote for each such share as determined on the record date for the vote or consent of stockholders with a proportionate vote for any fractional share. The rights to cumulate votes in the election of Directors shall not exist with respect to shares of capital stock of the Corporation.

5.3. Dividends. The holders of Voting Common Stock and Non-Voting Common Stock shall be entitled to receive dividends out of funds legally available therefore at such times and in such amounts as the Board of Directors may determine in its sole discretion.

5.4. Fractional Shares. The Corporation may issue fractional shares of Voting Common Stock and/or Non-Voting Common Stock. Fractional shares shall be entitled to dividends (on a pro rata basis), and the holders of fractional shares shall be entitled to all rights as stockholders of the Corporation to the extent provided herein and under applicable law in respect of such fractional shares. Fractional shares may, but need not be represented by share certificates. Such shares, or fractions thereof, not represented by share certificates ("Uncertificated Shares") shall be registered in the stock records book of the Corporation. The Corporation at any time at its sole option may deliver to any registered holder of such shares share certificates to represent Uncertificated Shares previously issued (or deemed issued) to such holder.

5.5. Preemptive Rights. Stockholders of the Corporation have no statutory preemptive rights to acquire additional shares issued by the Corporation. Notwithstanding the preceding sentence, nothing in this Article shall be construed as invalidating preemptive rights to acquire additional securities issued by the Corporation granted by contract.

6. DIRECTORS.

6.1. Number. The number of directors which constitute the whole Board of Directors of the Corporation shall be designated in the Bylaws of the Corporation.

6.2. Election. Elections of directors need not be by written ballot except and to the extent provided in the Bylaws of the Corporation.

7. BYLAWS. In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, alter, amend or repeal the Bylaws of the Corporation, but the stockholders holding Voting Common Stock may adopt any additional Bylaw and may alter or repeal any Bylaw whether adopted by the Board of Directors or otherwise.

8. INDEMNIFICATION. Any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (whether or not by or in the right of the Corporation) by reason of the fact that he or she is or was a director, officer, incorporator, employee, or agent of the Corporation or was serving at the Corporation's request as a director, officer, incorporator, employee, partner, member, manager, trustee or agent of another corporation, partnership, limited liability company, joint venture, trust or other enterprise (including an employee benefit plan) shall be entitled to be indemnified, and to have his or her expenses advanced, by the Corporation to the full extent then permitted by law against expenses (including excise or other taxes assessed with respect to an employee benefit plan) and amounts paid in settlement incurred by him or her in connection with such action, suit or proceeding. Such right of indemnification shall apply regardless of whether or not the claim asserted is based on matters which antedate the adoption of this Article VIII. Such right of indemnification shall continue as to a person who has ceased to be a director, officer, incorporator, employee, partner, member, manager, trustee or agent and shall inure to the personal representatives of such a person. The provisions of this Article VIII are cumulative and shall be in addition to and independent of any and all other rights which may be provided now or in the future under any Bylaw, by any agreement, by vote of the stockholders, by resolution of disinterested directors, or otherwise.

9. LIMITATION ON LIABILITY OF DIRECTORS. No director of the Corporation shall be liable to the Corporation or any of its stockholders for monetary damages for breach of fiduciary duty as a director, provided that this provision does not eliminate the liability of any director (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit, and to the extent such exemption from liability or limitation thereof is not permitted under the Delaware General Corporation law as the same exists or may hereafter be amended. For purposes of this Article IX, the term "damages" shall, to the extent permitted by law, include without limitation any judgment, fine, amount paid in settlement, penalty, punitive damages, excise or other taxes assessed with respect to an employee benefit plan, or expense of any nature (including without limitation counsel fees and disbursements). Each person who serves as a director of the Corporation while this Article IX is in effect shall be deemed to be doing so in reliance on the provision of this Article IX and neither the amendment or repeal of this Article IX, nor the adoption of any provision of this Certificate of Incorporation inconsistent with this Article IX, shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for, arising out of, based upon or pertaining to any acts or omissions of such director occurring prior to such amendment, repeal or adoption of an inconsistent provision. The provisions of this Article IX are cumulative and shall be in addition to and independent of any and all other limitations on or eliminations of the liabilities of the directors of the Corporation, as such, whether such limitations or limitations arise under or are created by any

law, rule, regulation, bylaw, agreement, vote of the stockholders or disinterested directors, or otherwise. If the Delaware General Corporation Law is amended after the filing of this Certificate of Incorporation to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

10. MEETINGS OF STOCKHOLDERS. Meetings of stockholders having the right to vote on matters that may come before the stockholders for a vote thereat may be held within or without the state of Delaware, as the Bylaws may provide. The books of the Corporation may be kept (subject to any provision contained in the statutes) outside of the state of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

11. AMENDMENT OF CERTIFICATE. The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this right.

* * *

**C.** That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

**D.** That this Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this Corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

**IN WITNESS WHEREOF**, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 13th day of December, 2021.

By:____________________________
Harry Soza
CEO